UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date November 17, 2017

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

(Registrant)

By:      /s/ Prakoso Imam Santoso

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(Signature)

Prakoso Imam Santoso

Acting VP Investor Relations

Information furnished in this form:

Announcement to the Indonesian Otoritas Jasa Keuangan (the Indonesian Financial Services Authority) with respect to signing sales and purchase agreement of PT Bosnet’s share by PT Telkom Indonesia (Persero) Tbk (“Telkom”) through its subsidiary Telkom Sigma and PT Bosnet.

Forward-Looking Statements

All statements other than statements of historical facts included herein are or may be forward-looking statements. These statements reflect current expectations, beliefs or strategies of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk ("Telkom") regarding the future and assumptions in light of currently available information. Such forward-looking statements are not guarantees of future performance or events and involve known and unknown risks and uncertainties. Accordingly, actual results may differ materially from those described in such forward-looking statements. More detailed information on the potential risks that could affect Telkom's financial results will be found in the Form 20-F filed on March 24, 2017 with the U.S. Securities and Exchange Commission. Shareholders and investors should not place undue reliance on such forward-looking statements, and Telkom do not undertake any obligation to update publicly or revise any forward-looking statements.

Nomor : TEL. 208/LP000/COP-I5000000/2017

Jakarta, November  17, 2017

To

Board of Commissioners of the Indonesian Financial Services Authority

Attn. Chief Executive of Capital Market Supervision

Sumitro Djojohadikusumo Building

Jl. Lapangan Banteng Timur No.2-4, Jakarta 10710

Re: Acquisition of PT Bosnet Distribution Indonesia by PT Sigma Cipta Caraka

Dear Sir or Madam,

In compliance with Indonesian Financial Service Authority’s (Otoritas Jasa Keuangan/OJK) Regulation No 31/POJK.04/2015 dated December 16, 2015 related to Disclosure of Information and Material Facts for Public Company, we hereby inform you that:

Issuer Name                      : PT Telkom Indonesia (Persero) Tbk

Business Sector                 : Telecommunication

Telephone                          : (+6221) 5215109

Facsimile                             : (+6221) 5220500

E-mail                                   : investor@telkom.co.id

1	Information or material facts	Acquistion of PT Bosnet Distribution Indonesia (PT Bosnet) by PT Sigma Cipta Caraka (Telkom Sigma)
2	Date	November 13, 2017
3	Description of material facts

On Monday, November 13, 2017, PT Telkom Indonesia (Persero) Tbk (“Telkom”) through its subsidiary PT Sigma Cipta Caraka (“Telkom Sigma”) and PT Bosnet Distribution Indonesia (“PT Bosnet”) have signed sales and purchase agreement of PT Bosnet shares.

Telkom Sigma acquired the majority share of PT Bosnet, a FMCG (Fast Moving Consumers Good) ICT Solution company.

We hope this corporate action will strengthen our TIMES portfolio specially in the e-logistic and e-commerce business ecosystem which in line with our vision to be the king of digital in the region. This also will strengthen Telkom Group’s synergy in logistics, ICT Solution, e-commerce, payment gateway, and big data analytic business.

4	The impact of events, information or material facts to operational activities, legal, financial condition or business continuity of issuer	Telkom Sigma will be the majority owner of PT Bosnet and will strengthen Telkom Group’s position in logistic ecosystem business industry.
5	Other information

PT Bosnet is a FMCG (Fast Moving Consumer Good) Ict Solution company based in Indonesia.

Telkom Sigma is our subsidiary which engage in the ICT (Information, Communication, and Technology) Technology and Service Industry..

Sincerely yours,

/s/ Prakoso Imam Santoso

PRAKOSO IMAM SANTOSO

Acting VP Investor Relations

cc:

1.  Director of Corporate Financial Assessment of Services Sector, Financial Services Authority (OJK);

2.  Indonesia Stock Exchange through IDXnet; and

3.  Telkom’s Trustee (PT Bank CIMB Niaga and PT Bank Permata).